                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

     REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16 OF
                           THE SECURITIES ACT OF 1934


  FOR QUARTER ENDED SEPTEMBER 30, 1996       COMMISSION FILE NUMBER 001-11145



                       BIOVAIL CORPORATION INTERNATIONAL
                 (TRANSLATION OF REGISTRANT'S NAME IN ENGLISH)

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000


          INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
           FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                       FORM 20-F  X         FORM 40-F  __

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO HEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                        YES  __                  NO   X

                       BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT



                                     INDEX




PART 1.  FINANCIAL INFORMATION


CONSOLIDATED BALANCE SHEETS, SEPTEMBER  30, 1996 AND
 DECEMBER 31, 1995................................................  1

CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND NINE MONTHS
 ENDED SEPTEMBER  30, 1996 AND 1995 ..............................  2

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE
 MONTHS ENDED SEPTEMBER  30, 1996 AND 1995 .......................  3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS .......................  4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS .............................  6

PART 11.  OTHER  INFORMATION ..................................... 10



(ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN US DOLLARS UNLESS OTHERWISE STATED.)

                       BIOVAIL CORPORATION INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN  THOUSANDS OF U.S. DOLLARS)

                                                SEPTEMBER 30,                   DECEMBER 31,
                                                    1996                            1995
                                                -------------                   ------------
                                                 (Unaudited)                     (Audited)

                    ASSETS
CURRENT
Cash and short-term deposits                          $15,988                        $24,323
Trade accounts receivable                               7,709                          6,379
Inventories                                             9,793                          3,868
Deposits and prepaid expenses                             759                            176
                                                -------------                   ------------
                                                       34,249                         34,746
DUE FROM OFFICERS AND  DIRECTORS (Note 3)               2,479                              -
FIXED ASSETS, net                                      23,926                         19,910
GOODWILL, net                                           3,448                          3,594
PRODUCT RIGHTS, net                                     2,526                          2,617
                                                -------------                   ------------
                                                      $66,628                        $60,867
                                                =============                   ============

                 LIABILITIES
CURRENT
Accounts payable                                       $8,456                         $5,628
Accrued liabilities                                     6,176                          3,043
Income taxes payable                                    1,068                            968
Customer prepayments                                   10,865                         22,167
Current portion of long-term debt                       2,322                          2,244
                                                -------------                   ------------
                                                       28,887                         34,050
                                                -------------                   ------------

CUSTOMER PREPAYMENTS                                        -                          4,274
LONG-TERM DEBT                                          6,857                          7,951
                                                -------------                   ------------
                                                       35,744                         46,275
                                                -------------                   ------------

             SHAREHOLDERS' EQUITY
Share capital                                          14,709                         14,489
Retained Earnings (Deficit)                            16,178                          (572)
Cumulative translation adjustment                         (3)                            675
                                                -------------                   ------------
                                                       30,884                         14,592
                                                -------------                   ------------
                                                      $66,628                        $60,867
                                                =============                   ============

   The accompanying notes are an integral part of the consolidated financial statements.

                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
           (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN
                          THOUSANDS OF  U.S. DOLLARS)
                                  (UNAUDITED)

                                                     THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                       SEPTEMBER 30,                         SEPTEMBER 30,
                                                -------------------------------    -------------------------------
                                                     1996             1995               1996             1995
                                                ------------       -----------       -----------      -----------
REVENUE
Contract                                                $837              $936            $3,187           $3,850
Manufacturing                                         15,175                 -            43,156            1,279
Royalty  and licensing                                 1,825             1,889             6,170            5,653
                                                ------------       -----------       -----------      -----------
                                                      17,837             2,825            52,513           10,782
                                                ------------       -----------       -----------      -----------
EXPENSES
Cost of contract revenue                                 747               619             2,629            2,322
Cost of manufactured goods sold                        6,222                 -            17,951              496
Research and product development                       1,843             1,351             5,869            2,838
Sellling, general and administrative                   2,608             2,106             8,880            5,389
                                                ------------       -----------       -----------      -----------
                                                      11,420             4,076            35,329           11,045
                                                ------------       -----------       -----------      -----------
OPERATING INCOME (LOSS)                                6,417           (1,251)            17,184            (263)
INTEREST INCOME (EXPENSE), net                            75              (91)               397            (319)
GAIN ON LICENSING SETTLEMENT                               -             2,510                 -            3,662
                                                ------------       -----------       -----------      -----------
INCOME BEFORE INCOME TAXES                             6,492             1,168            17,581            3,080
PROVISION FOR INCOME TAXES                               209                12               831               36
                                                ------------       -----------       -----------      -----------
NET INCOME                                            $6,283            $1,156           $16,750           $3,044
                                                ============       ===========       ===========      ===========

EARNINGS PER SHARE - CANADIAN GAAP
Income (loss) before gain on licensing
settlement                                             $0.25           $(0.05)             $0.66          $(0.02)
                                                ============       ===========       ===========      ===========
Net income                                             $0.25             $0.05             $0.66            $0.12
                                                ============       ===========       ===========      ===========
Weighted average number of common shares
outstanding                                       25,352,000        24,880,000        25,352,000       24,880,000
                                                ============       ===========       ===========      ===========

EARNINGS PER SHARE -U.S.GAAP (Note 5)
Income (loss) before gain on licensing
settlement                                             $0.23           $(0.05)             $0.63          $(0.02)
                                                ============       ===========       ===========      ===========
Net income                                             $0.23             $0.04             $0.63            $0.12
                                                ============       ===========       ===========      ===========
Weighted average number of common shares
outstanding                                       26,751,000        26,334,000        26,751,000       26,334,000
                                                ============       ===========       ===========      ===========

   The  accompanying notes are an integral part of the consolidated financial statements.

                       BIOVAIL CORPORATION INTERNATIONAL
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF  U.S. DOLLARS)
                                  (UNAUDITED)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                            --------------------------
                                                               1996            1995
                                                            ---------         --------

NET INFLOW (OUTFLOW) OF CASH RELATED
TO FOLLOWING ACTIVITIES

OPERATING

Net income                                                    $16,750           $3,044
Depreciation and amortization                                   1,538              875
                                                            ---------         --------
                                                               18,288            3,919

Change in non-cash operating items (Note 2)                  (17,433)           20,652
                                                            ---------         --------
                                                                  855           24,571
                                                            ---------         --------
INVESTING

Amounts loaned to officers and directors to acquire
shares (Note 3)                                               (2,479)                -
Additions to fixed assets                                     (5,278)          (1,100)
Business acquisition                                                -          (4,358)
Product rights acquisition                                          -          (2,650)
                                                            ---------         --------
                                                              (7,757)          (8,108)
                                                            ---------         --------

FINANCING

Issuance of share capital                                         198              339
Increase in long-term debt                                        847            2,888
Reduction in long-term debt                                   (1,878)            (774)
Increase in amount due on acquisition                               -            1,905
                                                            ---------         --------
                                                                (833)            4,358
                                                            ---------         --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                         (600)              479
                                                            ---------         --------
(DECREASE) INCREASE IN CASH                                   (8,335)           21,300
CASH AND SHORT-TERM DEPOSITS,
BEGINNING OF PERIOD                                           24, 323            2,819
                                                            ---------         --------
CASH AND SHORT-TERM DEPOSITS, END OF
PERIOD                                                        $15,988          $24,119
                                                            =========         ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       BIOVAIL CORPORATION INTERNATIONAL

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED  IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

     Biovail Corporation International (the "Company"), was amalgamated effective March 29, 1994, under the laws of the province of Ontario. The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. There were no material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States in the reporting periods.

     Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements with third parties and is net of amounts payable to sublicensees.

     Certain of the 1995 figures have been reclassified to conform to the 1996 presentation.

     For a full description of the other accounting policies of the Company, reference is made to the Annual Report on Form 20-F for the year ended December 31, 1995.

     In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented have been made and all such adjustments are of a normal recurring nature.

2. CHANGE IN NON-CASH OPERATING ITEMS

                                           NINE MONTHS ENDED  SEPTEMBER 30,
                                                    (IN THOUSANDS)
                                          -----------------------------------
                                                1996                1995
                                             -------------      ------------
Accounts receivable                               $(1,324)            $2,413
Inventories                                        (5,938)           (2,671)
Deposits and prepaid expenses                        (584)             (110)
Accounts payable and accrued liabilities             5,930             2,244
Income taxes payable                                    98                22
Customer prepayments                              (15,615)            18,754
                                             -------------      ------------
                                                 $(17,433)           $20,652
                                             =============      ============

3. DUE FROM OFFICERS AND DIRECTORS

     Included in the amount due from officers and directors as at September 30, 1996, are loans of $2,479,000 made to finance the acquisition on the open market of shares of the Company. These loans bear interest at 1/4% over the bank prime rate, consistent with the Company's rate for borrowings, and are due on December 31, 1997.

4. CONTINGENCIES

     On November 12, 1993, a patent infringement lawsuit was commenced in the U.S. District Court, for the District of New Jersey, by Marion Merrell Dow, Inc. ("MMD"), Carderm Capital LP and Elan Corporation plc ("Elan") against Hoechst-Roussel Pharmaceuticals, Inc. ("Hoechst").

     Hoechst was licensed at that time by the Company for the once-daily
controlled release formulation of Diltiazem.   The complaint alleged that
Hoechst had infringed on certain patents relating to a controlled absorption diltiazem formulation and sought, among other things, to enjoin Hoechst from infringing.

     As a result of the Settlement Agreement among Hoechst, MMD and Carderm Capital LP, that suit was discontinued on behalf of those plaintiffs. However, Elan has continued this suit as sole plaintiff.

     The Company has answered Elan's allegations of patent infringement by denying any such infringement and by asserting that, in any event, Elan's patents are invalid and therefore unenforceable. The Company has received a legal opinion that Elan's lawsuit is without merit, and it has accordingly launched an Application for a summary dismissal of Elan's complaint. The Company has also commenced a substantial counterclaim against Elan.

5. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The items included in the table below give rise to differences in net income under generally accepted accounting principles in the United States ("U.S. GAAP").


                                                                       NINE MONTHS ENDED SEPTEMBER 30,
                                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                                    ------------------------------------
RECONCILIATION OF NET INCOME UNDER CANADIAN AND U.S GAAP                       1996          1995
                                                                             ---------     --------
Net income as shown in the consolidated statement of income and deficit        $16,750       $3,044

Use of weighted average rate for the period versus period end rate for purposes of translating net income amounts from Canadian dollars (the
currency of measurement) to U.S. dollars (the reporting currency)                 (30)         (28)
                                                                             ---------     --------

Net income according to U.S. GAAP                                              $16,720       $3,016
                                                                             =========     ========

Earnings per share under U.S. GAAP                                               $0.63        $0.12
                                                                             =========     ========

Weighted average number of common shares outstanding under U.S.GAAP (1)         26,751       26,334
                                                                             =========     ========

1) The weighted average number of common shares outstanding for purposes of the computation of the earnings per share under U.S. GAAP gives effect to the exercise of outstanding options and the 3 for 1 stock split in January, 1996.

There are no differences between shareholders' equity determined under Canadian and U.S. GAAP at either September 30, 1996, or December 31, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S.DOLLARS)

OVERVIEW

     The Company derives its revenues from; (1) the development and licensing of oral controlled release products using its proprietary drug delivery technology; (2) the manufacture of such drugs for sale to licensees; (3) the royalties from sales by licensees of Company developed products; and (4) providing contract research services including pharmacokinetic studies, bioanalytical laboratory testing, and clinical research studies and regulatory services.

     The Company's profitability in a given year is directly impacted by the level of its research and product development activities. Such costs are charged to earnings in the year they are incurred notwithstanding the fact that the benefits therefrom are not realized until later periods when the products under development are licensed and brought to market and revenues are generated from royalties based on the level of sales and manufacturing revenues are generated through the retention of manufacturing rights.

RESULTS OF OPERATIONS

     Contract research revenue in the 1996 nine month period was $3,187,000 as compared to $3,850,000 in the 1995 nine month period. The nine month period of 1995 included a cancellation fee payment for a special study by a former Tiazac(R) licensee and a special contract settlement that, if adjusted for, would result in 1996 reflecting a 14.3% improvement over 1995.

     Manufacturing revenue was $43,156,000 in the 1996 nine month period as compared to $1,279,000 in the 1995 nine month period. The 1996 manufacturing revenue was related to the manufacture of supplies of Tiazac(R) for the Company's licensee Forest Laboratories Inc. ("Forest"). The 1995 manufacturing revenue was derived from the sale of launch supplies of Tiazac(R) to the Company's previous licensee, Hoechst-Roussel Pharmaceuticals.

     In the 1996 nine month period, royalty and licensing revenue was $6,170,000 as compared to $5,653,000 in the 1995 nine month period.

     Royalty revenue increased to $6,170,000 in the 1996 nine month period from $4,903,000 in the 1995 nine month period. The increase in royalty revenues are primarily due to the launch of Tiazac(R) by Forest in the United States.

     Revenue from the licensing of new products was nil in the 1996 nine month period as compared to $750,000 in the 1995 nine month period. The licensing revenue received in 1995 relates to the assignment and licensing rights for Tiazac(R) to the Company's previous licensee.

     The gross margin on contract revenue was 18% in the 1996 nine month period as compared to 40% in the 1995 nine month period. The 1995 gross margin was favourably impacted due to the inclusion of $1,062,000 of non-refundable prepaid amounts related to the cancellation of a special study by a former licensee and a special contract settlement amount; excluding these amounts the gross margin for the 1995 nine month period was 17%.

     The gross margin on manufacturing revenue was 58% in the 1996 nine month period, as compared to 61% in the 1995 nine month period. The 1996 margin was impacted by the manufacture of both trade and sample supplies of Tiazac(R) compared to only trade supplies in 1995.

     Research and product development expenses increased to $5,869,000 in the 1996 nine month period from $2,838,000 in the 1995 comparable period, primarily due to increased levels of product development activities and as a result of the establishment and staffing of the Toronto R & D facility.

     Selling, general and administrative expenses were $8,880,000 in the 1996 nine month period compared to $5,389,000 in 1995. The period to period increases are primarily as a result of the commencement of the Canadian sales operation, increased activities associated with the manufacturing facilities and increased corporate expenses due to the hiring of key management personnel.

     Operating income of $17,184,000 was achieved in the 1996 nine month period as compared to an operating loss of $263,000 in the 1995 comparable period. Canadian operations incurred losses of $9,260,000 in 1996 as compared to operating losses of $4,060,000 in 1995. Operating income of $3,491,000 and $2,218,000 in each of the 1996 and 1995 periods respectively was earned by the Company's subsidiary in Switzerland through royalties earned on the Company's products. Barbados contributed operating income of $22,953,000 in the 1996 nine month period compared to $1,579,000 in the 1995 comparable period. The increased operating contribution in Barbados is due to the sales of Tiazac(R).

     Net interest income was $397,000 in the 1996 nine month period as compared to interest expense of $319,000 in the 1995 comparable period. The interest income in 1996 was earned as a result of surplus cash and a lower level of interest bearing debt.

     Income taxes in the 1996 nine month period increased to $831,000 from $36,000 in 1995 as a result of increased operating income.

     In the 1996 nine month period, the Company reported net income of $16,750,000, or $0.66 per share. This compares to net income of $3,044,000 or $0.12 per share in the 1995 nine month period, which included a gain on licensing settlement of $3,662,000 or $0.14 per share. Earnings per share have been calculated using the weighted average number of shares outstanding during each period and take into effect the 3 for 1 stock split completed in January, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     For the nine months ended September 30, 1996, the Company generated $855,000 in cash-flow from operating activities compared to $24,571,000 in the 1995 comparable period. Cash generated was as a result of income from operations (after adding back non-cash charges) of $18,288,000 and $3,919,000 in the 1996 nine month period and 1995 nine month period respectively, and a decrease in non-cash operating items of $17,433,000 in the 1996 nine month period as compared to an increase in non-cash operating items of $20,652,000 in the 1995 nine month period.

     Investing activities in the 1996 nine month period related to additions to fixed assets of $5,278,000 and loans of $2,479,000 to certain officers and directors to finance the acquisition on the open market of shares of the
Company.   In the 1995 nine month period investing activities included additions to fixed assets of $1,100,000 and business and product rights acquisitions of $7,008,000.

     Net cash of $833,000 was used in financing activities in the 1996 nine month period, compared to a provision of net cash of $4,358,000 in the 1995 nine month period. The 1996 cash utilization was as a result of long-term debt repayments of $1,878,000, offset in part by the issuance of common shares for $198,000 and increases in long-term debt of $847,000. In the same period of 1995, cash provided was due to the issuance of common shares for $339,000, increases in long-term debt of $2,888,000, an increase in the amount due on acquisition of $ 1,905,000 offset in part by long-term debt repayments of $774,000.

     Exchange rate changes on foreign cash balances resulted in a U.S. dollar cash equivalent reduction of $600,000 in the 1996 nine month period, compared to an increase of $479,000 in the 1995 comparable period.

     As a result of the foregoing, cash balances decreased to $15,988,000 as at September 30, 1996, from $24,323,000 as at December 31, 1995.

     The Company's total long-term debt was $9,179,000 as at September 30, 1996 as compared to $10,195,000 at December 31, 1995. Long-term debt at September 30, 1996, is comprised of $5,729,000 related to the manufacturing facility located in Manitoba, Canada; $1,798,000 is a mortgage payable on its laboratory facility; and $1,652 ,000 is a bank term loan. With respect to the debt relating to the manufacturing facility, an aggregate amount of $2,869,000 is a non-interest bearing loan from a Canadian government agency and $2,860,000 is a construction loan from a Canadian chartered bank. The Company has available a line of credit of $1,500,000 for short-term financing.

     The Company believes it has adequate capital and sources of financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives.

INFLATION

     Inflation has not had a material impact on the Company's operations.

     The Company does not currently engage in hedging or other activities to reduce exchange rate risk but may do so in the future, if conditions warrant.

                       BIOVAIL CORPORATION INTERNATIONAL
                          PART II - OTHER INFORMATION

1.   OPERATIONAL INFORMATION

     The press releases issued by the Company in the 1996 third quarter are attached as the following exhibits:

a) On July 17, 1996, the Company reported its 1996 Second Quarter and Six Month Financial results.

b) On July 22nd, 1996, the Company announced that it has been issued a U.S. patent on the Company's Diltiazem Delivery System.

c) On October 29, 1996, the Company reported its 1996 Third Quarter and Nine Month Financial Results.

d) On November 5, 1996, the Company announced the signing of European Licensing Agreements governing three markets for its once daily diltiazem product.

2.   LEGAL PROCEEDINGS

     For detailed information concerning legal proceedings, reference is made to Note 4 in the financial statement contained as part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Biovail Corporation International




November 14, 1996
                                               By   /s/ Robert A. Podruzny
                                                  ------------------------------
                                                    ROBERT A. PODRUZNY
                                                    Vice President - Finance and
                                                    Chief Financial Officer

                        EXHIBIT INDEX

Exhibit No.     Description
99.1            Press Release dated July 17, 1996

99.2            Press Release dated July 22, 1996

99.3            Press Release dated October 29, 1996

99.4            Press Release dated November 5, 1996